SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                           Notification of Late Filing

                                              Commission File Number:  000-25496
(Check one)

|X| Form 10-K and Form 10-KSB        |  | Form 11-K
|  | Form 20-F      |  | Form 10-Q and Form 10-QSB      |  | Form N-SAR

         For the period ended June 30, 1998

|  |  Transition Report on Form 10-K and Form 10-KSB
|  |  Transition Report on Form 20-F
|  |  Transition Report on Form 11-K
|  |  Transition Report on Form 10-Q and Form 10-QSB
|  |  Transition Report on Form N-SAR

         For the transition period ended ____________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which notification relates: ____________________________

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:   HyperDynamics Corporation

Former name if applicable:

Address of principal
executive office:          2656 South Loop West, Suite 103

City, State and Zip Code:  Houston, Texas 77054

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                                     PART II

                             RULE 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

     |X| (a) The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     |X| (b) The subject annual report, semi-annual report, transition report of Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     |X| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III

                                    NARRATIVE


     State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The Registrant's annual report on Form 10-KSB could not be filed within the prescribed time period because the financial statements required to be prepared by the Registrant's independent auditor have not been completed due to delays in the independent auditor receiving confirmations from third parties.

                                     PART IV

                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

         Kent Watts                     (713)               839-9300
           (Name)                    (Area Code)       (telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                          |X| YES  |  | No

        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be by the earnings statements to be included in the subject report or portion thereof?
                                                          |X | YES |  | No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Explanation:

The Company presently anticipates that there will be a decrease in revenues from $1,520,928 in fiscal 1997 to $820,535 in fiscal 1998. The Company presently anticipates that there will be a decrease in gross margin from $197,232 in fiscal 1997 to $118, 371 in fiscal 1998. The Company presently anticipates that there will be a decrease in operating expenses from $768,264 in fiscal 1997 to $690,294 in fiscal 1998. The Company presently anticipates no significant change in its operating loss from fiscal 1997 compared to fiscal 1998. The Company presently anticipates that there will be an increase of other income from $
(9426) in fiscal 1997 to $30,599 in fiscal 1998. The Company presently anticipates that there will be a decrease in loss from continuing operations from $ (580,458) in fiscal 1997 to $ (541,324) in fiscal 1998. In fiscal 1997 there was a one time loss from discontinued operations of $(53,351), and the Company presently anticipates no similar line item in fiscal 1998. The Company presently anticipates that there will be a decrease in net loss per share of common stock from $ (0.14) in fiscal 1997 to $ (0.07) in fiscal 1998, based on weighted average shares outstanding of 4,495,273 shares in fiscal 1997 compared to 8,362,335 shares in fiscal 1998. The change in results for fiscal 1998 are attributable, in part, to management's focus on growing the business of its new subsidiary Wired & Wireless Corporation.

Exhibits 1.1      Letter from Independent Accountant



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                            HyperDynamics Corporation
                   (Name of Registrant as Specified in Charter

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date     September 25, 1998                          By /s/    Kent Watts
                                                     Kent Watts
                                                     Chief Executive Officer


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EXHIBIT 1.1 - Letter from Indepandent Accountant


September  24,  1998

STATEMENT BY JACK EVANS CPA

The Board of Directors
HyperDynamics Corporation
      (formerly RAM-Z Enterprises, Inc.)



I am currently engaged in performing an examination of the financial statements of Hyperdynamics Corporation (formerly RAM-Z Enterprises, Inc.) for the year ended June 30, 1998. Confirmation of account balances with key customers is an essential part of the examination and certain confirmation requests have not been returned as of this date. Since I have not received all the confirmations necessary to complete the audit, I am unable to estimate whether there will be any significant changes in the operating statement. I will not be able to complete my examination and render an opinion on the financial statements on or before September 28, 1998, the date by which the Company is required to file its annual report with the Securities and Exchange Commission on Form 10-KSB.

Jack Evans